                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)



                          AMERICAN HEALTHCHOICE, INC.
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.001
                        (Title of Class of Securities)


                                   02592910
                                (CUSIP Number)



                            JERRY D. KENNETT, M.D.
                               401 KEENE STREET
                              COLUMBIA, MO  65201
                                (573) 876-1689
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 MAY 12, 1996
                     (Date of Event which Requires Filing
                              of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                              Page 1 of 29 Pages
                         Index to Exhibits on Page 24

                                 SCHEDULE 13D

CUSIP NO.  02592910                                 PAGE   2   OF   29   PAGES
===============================================================================

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MICHAEL S. BASKAUSKAS

- -------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]
- -------------------------------------------------------------------------------

 3   SEC USE ONLY

- -------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

        NOT APPLICABLE
- -------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

- -------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. CITIZEN

- -------------------------------------------------------------------------------

                         7   SOLE VOTING POWER

                                 -0-
                        -------------------------------------------------------
      NUMBER OF
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  -0-
         EACH           -------------------------------------------------------
      REPORTING
        PERSON           9   SOLE DISPOSITIVE POWER
         WITH
                                 -0-
                        -------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER

                                 -0-
- -------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-
- -------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- -------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
- -------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

        IN
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.  02592910                                 PAGE   3   OF   29   PAGES
===============================================================================

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JOHN A. CROUCH, M.D.

- -------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [X]
- -------------------------------------------------------------------------------

 3   SEC USE ONLY

- -------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

        PF AND/OR BK
- -------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

- -------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. CITIZEN

- -------------------------------------------------------------------------------

                         7   SOLE VOTING POWER

                                 264,146
                        -------------------------------------------------------
      NUMBER OF
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  -0-
         EACH           -------------------------------------------------------
      REPORTING
        PERSON           9   SOLE DISPOSITIVE POWER
         WITH
                                 264,146
                        -------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER

                                 -0-
- -------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        264,146
- -------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- -------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.5%
- -------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

        IN
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.  02592910                                 PAGE   4   OF   29   PAGES
===============================================================================

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        EARL L. JENNINGS, JR.

- -------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]
- -------------------------------------------------------------------------------

 3   SEC USE ONLY

- -------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

        NOT APPLICABLE
- -------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

- -------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. CITIZEN

- -------------------------------------------------------------------------------

                         7   SOLE VOTING POWER

                                 -0-
                        -------------------------------------------------------
      NUMBER OF
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  -0-
         EACH           -------------------------------------------------------
      REPORTING
        PERSON           9   SOLE DISPOSITIVE POWER
         WITH
                                 -0-
                        -------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER

                                 -0-
- -------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-
- -------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- -------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
- -------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

        IN
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.  02592910                                 PAGE   5   OF   29   PAGES
===============================================================================

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        JERRY D. KENNETT, M.D.

- -------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [X]
- -------------------------------------------------------------------------------

 3   SEC USE ONLY

- -------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

        PF AND/OR BK
- -------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

- -------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. CITIZEN

- -------------------------------------------------------------------------------

                         7   SOLE VOTING POWER

                                 346,726
                        -------------------------------------------------------
      NUMBER OF
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  -0-
         EACH           -------------------------------------------------------
      REPORTING
        PERSON           9   SOLE DISPOSITIVE POWER
         WITH
                                 346,726
                        -------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER

                                 -0-
- -------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        346,726
- -------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- -------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.6%
- -------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

        IN
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.  02592910                                 PAGE   6   OF   29   PAGES
===============================================================================

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MERLIN KIRBY, M.D.

- -------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [X]
- -------------------------------------------------------------------------------

 3   SEC USE ONLY

- -------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

        PF AND/OR BK
- -------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

- -------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. CITIZEN

- -------------------------------------------------------------------------------

                         7   SOLE VOTING POWER

                                 90,822
                        -------------------------------------------------------
      NUMBER OF
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  -0-
         EACH           -------------------------------------------------------
      REPORTING
        PERSON           9   SOLE DISPOSITIVE POWER
         WITH
                                 90,822
                        -------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER

                                 -0-
- -------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        90,822
- -------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- -------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.2%
- -------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

        IN
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.  02592910                                 PAGE   7   OF   29   PAGES
===============================================================================

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CHARLES E. MCDOWELL

- -------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]
- -------------------------------------------------------------------------------

 3   SEC USE ONLY

- -------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

        NOT APPLICABLE
- -------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

- -------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. CITIZEN

- -------------------------------------------------------------------------------

                         7   SOLE VOTING POWER

                                 -0-
                        -------------------------------------------------------
      NUMBER OF
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  -0-
         EACH           -------------------------------------------------------
      REPORTING
        PERSON           9   SOLE DISPOSITIVE POWER
         WITH
                                 -0-
                        -------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER

                                 -0-
- -------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-
- -------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- -------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
- -------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

        IN
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.  02592910                                 PAGE   8   OF   29   PAGES
===============================================================================

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        H. JERRY MURRELL, M.D.

- -------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [X]
- -------------------------------------------------------------------------------

 3   SEC USE ONLY

- -------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

        PF AND/OR BK
- -------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

- -------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. CITIZEN

- -------------------------------------------------------------------------------

                         7   SOLE VOTING POWER

                                 90,822
                        -------------------------------------------------------
      NUMBER OF
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  -0-
         EACH           -------------------------------------------------------
      REPORTING
        PERSON           9   SOLE DISPOSITIVE POWER
         WITH
                                 90,822
                        -------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER

                                 -0-
- -------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        90,822
- -------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- -------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.2%
- -------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

        IN
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.  02592910                                 PAGE   9   OF   29   PAGES
===============================================================================

 1   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        KURT E. STARNES

- -------------------------------------------------------------------------------

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]
- -------------------------------------------------------------------------------

 3   SEC USE ONLY

- -------------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

        NOT APPLICABLE
- -------------------------------------------------------------------------------

 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                  [ ]

- -------------------------------------------------------------------------------

 6   CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S. CITIZEN

- -------------------------------------------------------------------------------

                         7   SOLE VOTING POWER

                                 -0-
                        -------------------------------------------------------
      NUMBER OF
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                  -0-
         EACH           -------------------------------------------------------
      REPORTING
        PERSON           9   SOLE DISPOSITIVE POWER
         WITH
                                 -0-
                        -------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER

                                 -0-
- -------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        -0-
- -------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

- -------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%
- -------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

        IN
===============================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     In accordance with Rule 101(a)(2)(ii) of Regulation S-T, the text hereof is hereby amended and restated in its entirety as set forth below.

ITEM 1.   SECURITY AND ISSUER.
          -------------------

     This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share ("Common Stock"), of American HealthChoice, Inc. (the "Company"). The principal executive offices of the Company are located at 1500 W. Walnut Hill Lane, Suite 275, Irving, Texas 75038.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     This Statement is being filed by Michael S. Baskauskas, John A. Crouch, M.D., Earl L. Jennings, Jr., Jerry D. Kennett, M.D., Merlin Kirby, M.D., Charles
E. McDowell, H. Jerry Murrell, M.D. and Kurt E. Starnes (collectively, the "Reporting Persons"). Schedule I hereto, which is incorporated herein by this reference, sets forth for each of the Reporting Persons: (i) his business address and (ii) his present principal occupation or employment (and the name, principal business and address of the corporation or other organization in which such employment is conducted). Each of the Reporting Persons is a United States citizen.

     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

     The responses to Items 4, 5 and 6 are incorporated herein by this reference.

     The aggregate amount of funds necessary to exercise in full the options granted pursuant to the Stock Option Agreement (as defined below) is $3,000,000. On March 18, 1996, a non-refundable option fee in the amount of $100,000 was paid to the Company in accordance with the terms of the Stock Option Agreement. Such amount was obtained from the personal funds of certain of the Reporting Persons.

     It is presently anticipated that any additional amounts paid to the Company under the Stock Option Agreement would be obtained from the personal funds of the Remaining Option Holders (as defined below), borrowings obtained by the Remaining Option Holders or a combination of such personal funds and borrowings.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     The responses to Items 3, 5 and 6 are incorporated herein by this reference.

     The principal purpose of the Reporting Persons in entering into the Stock Option Agreement was to obtain the right to make a significant investment in the Company.

     Subject to obtaining the necessary funds and certain other conditions, the Remaining Option Holders presently intend to exercise in full the options granted pursuant to the Stock Option Agreement. However, there can be no assurance as to whether any such exercise will occur or as to the timing thereof. The Remaining Option Holders reserve the right at any time and from time to time to take any such further actions with respect to the Company or any of its securities as may be permitted by law.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

     The responses to Items 3, 4 and 6 are incorporated herein by this reference.

     By reason of the options granted pursuant to the Stock Option Agreement and the provisions of the Initial Allocation Agreement (as defined below) and the Second Allocation Agreement (as defined below): (i) Jerry D. Kennett, M.D. beneficially owns 346,726 shares of Common Stock or 4.6% of the total number of shares of Common Stock outstanding; (ii) John A. Crouch, M.D. beneficially owns 264,146 shares of Common Stock or 3.5% of the total number of shares of Common Stock outstanding; (iii) Merlin Kirby, M.D. beneficially owns 90,822 shares of Common Stock or 1.2% of the number of shares of Common Stock outstanding; and
(iv) H. Jerry Murrell, M.D. beneficially owns 90,822 shares of Common Stock or 1.2% of the number of shares of Common Stock outstanding. If any of Jerry D. Kennett, M.D., John A. Crouch, M.D., Merlin Kirby, M.D. and H. Jerry Murrell, M.D. (collectively, the "Remaining Option Holders") were to exercise his rights under the Stock Option Agreement to acquire shares of Common Stock, such Remaining Option Holder would have sole power to vote and dispose of the shares of Common Stock so acquired and the right to receive any dividends from, or the proceeds from the sale of, all such shares of Common Stock.

     As a result of the Stock Option Agreement, the Initial Allocation Agreement and the Second Allocation Agreement, the Remaining Option Holders may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and, accordingly, each of the Remaining Option Holders may be deemed to be the beneficial owner of all of the 792,516 shares of Common Stock issuable upon exercise of the options granted pursuant to the Stock Option Agreement or 10.6% of the total number of shares of Common Stock outstanding.

     The percentages set forth in the preceding paragraphs are based on 7,482,517 shares of Common Stock outstanding (including 6,690,001 shares of Common Stock actually outstanding, based on information provided by the Company to the Reporting Persons, and 792,516 shares of Common Stock issuable upon exercise of the options granted pursuant to the Stock Option Agreement).

     As a result of the Second Allocation Agreement, each of Michael S. Baskauskas, Earl L. Jennings, Jr., Charles E. McDowell and Kurt E. Starnes ceased to beneficially own any shares of Common Stock.

     Except as disclosed herein, none of the Reporting Persons has effected transactions in shares of Common Stock during the preceding 60 days.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO THE SECURITIES
          OF THE ISSUER.
          --------------------------------------------

     The responses to Items 3, 4 and 5 are incorporated herein by this reference.

     Pursuant to a letter agreement, dated March 8, 1996 (the "Stock Option Agreement"), among the Company and the Reporting Persons, the Company granted to the Reporting Person options to acquire an aggregate of 792,516 shares of Common Stock (subject to adjustment as provided therein). The Stock Option Agreement provides for certain piggyback registration rights with respect to shares of Common Stock purchased upon the exercise of the options granted pursuant to the Stock Option Agreement. The Stock Option Agreement further provides that such shares will be subject to certain restrictions on transfer. A copy of the Stock Option Agreement is attached as Exhibit 1 hereto and incorporated herein by this reference.

     On April 27, 1996, the Reporting Persons entered into an agreement (the "Initial Allocation Agreement") allocating the rights and obligations under the Stock Option Agreement 56.25% to Jerry D. Kennett, M.D., on the one hand, and 43.75% to the other Reporting Persons, on the other hand. A copy of the Initial Allocation Agreement is attached as Exhibit 2 hereto and incorporated herein by this reference.

     On May 12, 1996, the Reporting Persons entered into an agreement (the "Second Allocation Agreement") further allocating the 56.25% interest in the rights and obligations under the Stock Option Agreement previously allocated to the Reporting Persons other than Jerry D. Kennett, M.D. pursuant to the Initial

Allocation Agreement. Pursuant to the Second Allocation Agreement, such 56.25% interest was further allocated as follows: (i) 33.33% to John A. Crouch, M.D.,
(ii) 11.46% to Merlin Kirby, M.D., and (iii) 11.46% to H. Jerry Murrell, M.D. As a result of the Second Allocation Agreement, each of Michael S. Baskauskas, Earl
L. Jennings, Jr., Charles E. McDowell and Kurt E. Starnes ceased to have any interest in the Stock Option Agreement. A copy of the Second Allocation Agreement is attached as Exhibit 3 hereto and incorporated herein by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------


 Exhibit
   No.           Description
 -------     -------------------
    1        Stock Option Agreement
    2        Initial Allocation Agreement
    3        Second Allocation Agreement

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  May 20, 1996                    /s/ Michael S. Baskauskas
                                       -------------------------
                                       Michael S. Baskauskas

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  May 20, 1996                    /s/ John A. Crouch, M.D.
                                       ------------------------
                                       John A. Crouch, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  May 20, 1996                    /s/ Earl L. Jennings, Jr.
                                       -------------------------
                                       Earl L. Jennings, Jr.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  May 20, 1996                    /s/ Jerry D. Kennett, M.D.
                                       --------------------------
                                       Jerry D. Kennett, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  May 20, 1996                    /s/ Merlin Kirby, M.D.
                                       ----------------------
                                       Merlin Kirby, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  May 20, 1996                    /s/ Charles E. McDowell
                                       -----------------------
                                       Charles E. McDowell

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  May 20, 1996                    /s/ H. Jerry Murrell, M.D.
                                       --------------------------
                                       H. Jerry Murrell, M.D.

                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.



Date:  May 20, 1996                    /s/ Kurt E. Starnes
                                       -------------------
                                       Kurt E. Starnes

                                                                      SCHEDULE I
                                                                      ----------


               INFORMATION WITH RESPECT TO THE REPORTING PERSONS
               -------------------------------------------------


1.   Michael S. Baskauskas
     ---------------------

     (a)  Business Address:  100 First Street, Suite 2704, San Francisco, CA
          94105

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Executive Vice President, Barker Pacific Group, Inc. (a private real estate investment and management company), 100 First Street, Suite 2704, San Francisco, CA 94105


2.   John A. Crouch, M.D.
     --------------------

     (a)  Business Address:  1701 East Broadway, Columbia, MO  65201

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Cardiovascular Surgeon; John A. Crouch, M.D., 1701 East Broadway, Columbia, MO 65201


3.   Earl L. Jennings, Jr.
     ---------------------

     (a) Business Address: 337 South Cedros Avenue, Suite G, Solana Beach, CA 92075

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Private Investor


4.   Jerry D. Kennett, M.D.
     ----------------------

     (a)  Business Address:  401 Keene Street, Columbia, MO  65201

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Cardiologist; Jerry D. Kennett, M.D., P.C., 401 Keene Street, Columbia, MO 65201

5.   Merlin Kirby, M.D.
     ------------------

     (a)  Business Address:  3520 Lakin Street, Great Bend, KS  67530-3686

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): General Surgeon; Merlin Kirby, M.D., 3520 Lakin Street, Great Bend, KS 67530-3686


6.   Charles E. McDowell
     -------------------

     (a) Business Address: 337 South Cedros Street, Suite G, Solana Beach, CA 92075

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Private Investor


7.   H. Jerry Murrell, M.D.
     ----------------------

     (a)  Business Address:  1600 East Broadway, Columbia, MO  65201

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Oncologist; Boone Hospital Center, 1600 East Broadway, Columbia, MO 65201


8.   Kurt E. Starnes
     ---------------

     (a)  Business Address:  337 South Cedros Street, Solana Beach, CA  92075

     (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Vice President; Pinnacles Equity Corporation (a private real estate investment and management company), 337 South Cedros Street, Solana Beach, CA 92075

                            INDEX TO EXHIBITS
                            -----------------


EXHIBIT                                               SEQUENTIAL
  NO.                     DESCRIPTION                  PAGE NO.
- -------           -----------------------------       ----------
    1             Stock Option Agreement*                 N/A
    2             Initial Allocation Agreement*           N/A
    3             Second Allocation Agreement

________________

* Previously filed.